September 23, 2011
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington D.C. 20549
Dear Larry,
The company is in receipt of your letter dated September 22, 2011 regarding your review of PCTEL’s Form 10-K for the fiscal year ended December 31, 2010 filed on March 16, 2011, and Form 10-Q filed on May 10, 2011.You have requested our response by October 6, 2011 (i.e. 10 business days).
Due to work load constraints, I am requesting an extension to file the company’s response by close of business October 20, 2011 (i.e. 10 additional business days).
Regards,

/s/ John Schoen John W. Schoen
Chief Financial Officer
471 Brighton Drive
Bloomingdale, IL 60108
Tel: 630-339-2102
FAX: 630-233-8076
Email: john.schoen@pctel.com
471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2001 / www.pctel.com
PCTEL Inc. © 2005